KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 275,131
Prepaid expenses	2,052
Deposits	8,941
	$ 286,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 193
Stockholders' equity:	
Common stock voting, no par value per share, 1,000 shares authorized, issued, and outstanding	$ 310,000
Accumulated (deficit)	(24,069)
Total stockholders' equity	285,931
	$ 286,124

The accompanying notes are an integral part of these financial statements.